Exhibit 1

NEWS RELEASE

North American Palladium Announces the Sale of its Gold Division

Toronto, Ontario, March 22, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce that it has closed the sale of its Quebec-based gold division, NAP Quebec Mines Ltd., which holds the Vezza mine, the Sleeping Giant mine and mill complex, and its nearby portfolio of exploration properties, to Maudore Minerals Ltd. (“Maudore”). A binding agreement in respect of the sale was entered into on closing.

The purchase price paid by Maudore consisted of $18 million in cash and 1.5 million common shares of Maudore, which shares are listed for trading on the TSX Venture Exchange. The shares are subject to a four-month hold period in accordance with Canadian securities laws. An adjustment to the purchase price for gold and silver inventory will also result in additional payments to NAP post closing. NAP intends to use the net proceeds from the sale to fund the mine expansion at its Lac des Iles palladium mine in Ontario.

Dundee Capital Markets acted as NAP’s financial advisor and Norton Rose as its legal advisor in connection with the sale process.

“Through the divestiture of the gold division, North American Palladium can now be completely focused on the Lac des Iles expansion and operation,” said André Douchane, Interim Chief Executive Officer. “The Lac des Iles mine is a world class palladium asset that is expected to be the main source of our future growth in production and cash flow.”

Mr. Douchane added: “We would like to thank our gold division employees for their hard work and dedication, and congratulate Maudore on advancing their growth strategy through the acquisition of our gold assets.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP operates with the vision of becoming a low cost mid-tier precious metals producer, with a target to grow production to over 250,000 ounces of palladium in the next few years. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Forward-Looking Information

Certain information in this news release relating to North American Palladium Ltd., including, but not limited to, the use of proceeds, is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.